Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(j)

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

On November 9, 2009, CF Industries Holdings, Inc. issued the following press release:

CF INDUSTRIES SENDS LETTER TO TERRA INDUSTRIES STOCKHOLDERS

DEERFIELD, IL, November 9, 2009 — CF Industries Holdings, Inc. (NYSE: CF) today sent the following letter to the stockholders of Terra Industries Inc. (NYSE: TRA).

Dear Terra Industries Stockholder:

In just a few days at Terra’s November 20th annual meeting, you have the opportunity to determine whether Terra should pursue a premium offer worth over $40 per Terra share or whether the incumbent Terra board should continue its refusal to realize superior value for your investment.  Last week, we increased our offer to acquire Terra Industries and changed the structure to provide you certainty of value.  Our enhanced offer to acquire Terra would give you $32.00 per share in cash and 0.1034 of a share of CF Industries common stock for each share of Terra common stock you own (including the $7.50 per share special cash dividend declared by Terra).

Send a message to the Terra board by electing the three highly qualified, independent nominees listed on the BLUE proxy card.  CF Industries is not seeking control of the Terra board at the upcoming annual meeting — we are seeking to elect three nominees who are committed only to act in your best interests.  We urge you to vote FOR our nominees on the enclosed BLUE proxy card TODAY.

CF INDUSTRIES IS OFFERING YOU A SIGNIFICANT PREMIUM FOR YOUR SHARES

The value of our offer is now more than $40 per share of Terra common stock.  The premium we are offering you is approximately 40% above what we believe would be the price at which Terra common stock would have traded without takeover speculation.  Our offer represents very attractive multiples of 7.1 times trailing 12-months EBITDA and 6.7 times analysts’ consensus estimate of next year’s EBITDA.  If our nominees fail to get elected at the upcoming election, we have no doubt that there will be a significant decline in the value of your Terra shares.

Our offer, which now comprises mostly cash, provides you with certainty of value.  Our offer also provides certainty of closing.  Our offer is not subject to a financing condition and we have satisfied all antitrust regulatory conditions needed to close the transaction.

STRATEGIC BENEFIT OF COMBINING CF INDUSTRIES AND TERRA IS UNDENIABLE

The combination of CF Industries and Terra, first suggested by Terra, is compelling, given the complementary strengths of the two companies.  For example, both CF Industries and Terra have invested heavily in upgraded nitrogen product capacity, especially UAN, and have developed strong customer relationships with differentiated channels of distribution.  Terra’s focus on industrial customers and CF Industries’ focus on agricultural customers complement each other and ensure greater strength and resilience through industry cycles.  Our respective strategies would be enhanced by leveraging common assets, including diverse production locations, in-market storage and water transportation capability to reach customers more efficiently and effectively.

A COMBINED COMPANY WOULD PROVIDE A STRONG FINANCIAL PLATFORM TO PURSUE GROWTH

CF Industries and Terra as a combined company would have approximately $6 billion in total enterprise value.  The combined company will be a larger, more competitive entity with improved access to the capital markets and a stronger strategic platform from which to pursue growth and create increased value for stockholders.  CF Industries’ board and management team will maintain a strong balance sheet and continue the company’s disciplined approach to the management of its capital structure after the closing of the transaction.

The combined company would have the scope and scale to pursue organic growth opportunities neither could pursue alone.  Terra’s strategic objectives will only be enhanced under a combination with CF Industries.  For example, should the industrial and environmental markets for nitrogen products prove to be attractive, we believe the combined company will be able to pursue these initiatives with greater capability, more flexibility and lower investment.  CF Industries has a long history of executing successful projects and continues to develop major organic growth opportunities, such as its nitrogen complex in Peru, which would allow the company to penetrate an underserved, growing market.

VOTE FOR OUR THREE NOMINEES TODAY AND DEMONSTRATE YOUR SUPPORT FOR A COMBINATION OF CF INDUSTRIES AND TERRA

Protect the value of your investment and demonstrate your desire to maximize the value of your Terra shares.  Vote for the three CF Industries’ nominees on the BLUE proxy card TODAY.

Sincerely,

Stephen R. Wilson

Chairman, President, and CEO

CF Industries Holdings, Inc.

TIME IS SHORT AND YOUR VOTE IS IMPORTANT!

To ensure that your vote is represented at the meeting, we urge you to vote TODAY by Internet or telephone by following the simple instructions on the enclosed BLUE proxy card

If you have questions about how to vote your shares on the BLUE proxy card, or need additional assistance, please contact the firm assisting us in the solicitation of proxies:

INNISFREE M&A INCORPORATED

Stockholders Call Toll-Free:  (877) 456-3507

Banks and Brokers Call Collect:  (212) 750-5833

***********

Supplemental Information

On November 1, 2009, CF Industries delivered a letter to the Terra Board of Directors containing a proposal to acquire Terra for consideration per share of Terra common stock of 0.1034 of a shares of CF Industries common stock and $32.00 in cash (including the $7.50 per share of Terra common stock special cash dividend declared by Terra on October 29, 2009 and payable on December 11, 2009 to holders of record on November 23, 2009).

CF Industries has obtained committed financing of up to $2.5 billion to provide the funds required in connection with the transaction, including the refinancing of Terra’s indebtedness.  The transaction is not subject to a financing condition.  CF Industries’ proposal is subject to approval by the Terra Board of Directors, approval of Terra stockholders, entering into a definitive merger agreement with customary conditions and confirmatory due diligence.  Unless CF Industries and Terra enter into a merger agreement by November 30, 2009, CF Industries’ financing commitment would expire.  CF Industries has the right to extend the financing commitment until December 31, 2009, subject to there not having been a disruption in the financing markets.  Accordingly, CF Industries reserves the right to withdraw its proposal to acquire Terra if a merger agreement is not entered into by November 30, 2009.

On November 4, 2009, Terra issued a press release stating that the Terra Board of Directors had rejected CF Industries’ offer.

**********

Morgan Stanley and Rothschild are acting as financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to CF Industries.

Additional information for Investors, Employees, Customers and the Agribusiness Community is available at www.transactioninfo.com/cfindustries or www.cfindustries.com.

Contacts

Terry Huch

Senior Director, Investor Relations and Corporate Communications

847-405-2515 — thuch@cfindustries.com

Susan Stillings / Monika Driscoll, 212-333-3810

Brunswick Group LLC

Alan Miller, 212-750-5833

Innisfree M&A Incorporated

About CF Industries

CF Industries Holdings, Inc., headquartered in Deerfield, Illinois, is the holding company for the operations of CF Industries, Inc. CF Industries, Inc. is a major producer and distributor of nitrogen and phosphate fertilizer products. CF Industries operates world-scale nitrogen fertilizer plants in Donaldsonville, Louisiana and Medicine Hat, Alberta, Canada; conducts phosphate mining and manufacturing operations in Central Florida; and distributes fertilizer products through a system of terminals, warehouses, and associated transportation equipment located primarily in the Midwestern United States. The company also owns a 50 percent interest in KEYTRADE AG, a global fertilizer trading organization headquartered near Zurich, Switzerland. Additional information on CF Industries is found on the company’s website at www.cfindustries.com.

Additional Information

This communication is neither an offer to sell or the solicitation of an offer to buy any securities, nor is it a substitute for the prospectus/proxy statement CF Industries Holdings, Inc. (“CF Industries”) would file with the Securities and Exchange Commission (the “SEC”) regarding the proposed transaction with Terra Industries Inc. (“Terra”) if such a negotiated transaction is reached or for any other document which CF Industries may file with the SEC and send to CF Industries or Terra stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CF INDUSTRIES AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.

CF Industries and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries’ directors and executive officers is available in the supplement to its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 7, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

Safe Harbor Statement

Certain statements contained in this communication may constitute “forward-looking statements.”  All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.  Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF Industries proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF Industries following completion of the proposed transaction; CF Industries’ ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF Industries’ ability to promptly and effectively integrate the businesses of Terra and CF Industries; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.  Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; the international credit crisis and global recession; credit losses from counterparties to our natural gas swap contracts due to the credit and economic crisis; and the other risks and uncertainties included from time to time in our filings with the SEC.  Except as required by law, we undertake no obligation to update or revise any forward-looking statements.

###